

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2013

Via E-mail
Mr. Jack B. Lay
Senior Executive Vice President and
  Chief Financial Officer
Reinsurance Group of America, Inc.
1370 Timberlake Manor Parkway
Chesterfield, MO 63017

      Re: Reinsurance Group of America, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 1, 2013
              File No. 001-11848

Dear Mr. Lay:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Notes to the Consolidated Financial Statements

Note 4. Investments
Mortgage Loans on Real Estate, page 101

1. Please tell us how evaluating $2,272,211,000 of your mortgage loans collectively for credit losses complies with ASC 310-10-35. In this regard, provide us your analysis by "property type" of loan that supports not evaluating these loans individually.

Note 14. Collateral Finance Facility, page 137

2. Regarding Timberlake Re, a wholly-owned subsidiary of Timberlake Financial and a South Carolina captive insurance company in which specified term life insurance policies reinsured by RGA Reinsurance are retroceded to it, please tell us:

- The business purpose of transactions with Timberlake Re. Explain whether, and if so, to what extent, Timberlake Re reinsures from third parties to whom you ceded policies.
- The amount of Timberlake Re's obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure its obligations. Tell us the nature and amount of RGA's assets, guarantees, letters of credit or promises securing the Timberlake Re's obligations.
- The effects in your GAAP consolidated financial statements of transacting with Timberlake Re directly and, if applicable, indirectly through third parties.
- Your consideration of disclosing the risks of employing your captive strategy.
- Any uncertainties associated with the continued use of this strategy and the expected effects on your financial position and results of operations if you discontinue this strategy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant